

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 31, 2009

Mr. Robert Howe
President and Chief Executive Officer
eTelcharge.com
124 Loftin Street, Suite 600
Cedar Hill, Texas 75104

> **Re: eTelcharge.com**
> **Item 4.01 Form 8-K**
> **Filed March 30, 2009**
> **File No. 0-30479**

Dear Mr. Howe:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 Form 8-K Filed March 30, 2009</u>

1. Please revise the date on the cover page to represent the date of the earliest event reported. This date should represent the date you actually engaged Turner, Stone & Company L.L.P. or dismissed Whitley Penn LLP, whichever occurred first.

2. Our records show your file number as 0-30479. Please revise.

3. We note your disclosure in the first paragraph that your Board of Directors approved the engagement of Turner, Stone & Company L.L.P. on March 23, 2009 and that the firm informed you that its client acceptance process was completed on March 24, 2009. Please clarify your disclosure to indicate the date that you

actually engaged Turner, Stone & Company L.L.P. If applicable, please revise the date of the subsequent interim period in the first sentence of the second paragraph to represent the date you actually engaged Turner, Stone & Company L.L.P. Refer to Item 304(a)(2) of Regulation S-K.

4. We note your disclosure in the third paragraph that your Audit Committee decided not to continue the engagement of Whitley Penn LLP and not to renew the engagement of Malone & Bailey PC. Please revise to clarify whether you dismissed Whitley Penn LLP and the date thereof. Also revise to clarify that you previously dismissed Malone & Bailey PC on April 12, 2008. Refer to Item 304(a)(1)(i) of Regulation S-K.

5. In the fourth paragraph, please revise to clarify that Malone & Bailey PC's reports contained an explanatory paragraph regarding your ability to continue as a going concern, rather than a qualification. In this regard, we believe that your reference to a going concern qualification implies that the auditors did not issue an unqualified opinion.

6. In the fifth paragraph, please revise your disclosure with respect to the period for which there were no disagreements between you and your former auditors. This period should include the two most recent fiscal years and the subsequent interim period preceding the date you actually dismissed Whitley Penn LLP. See Item 304(a)(1)(iv) of Regulation S-K.

7. Please note that you are required to file a letter from your former accountants stating whether they agree with the statements made in an amendment filed in response to our comments and, if not, stating the respects in which they do not agree. The updated letters should be filed as an Exhibit 16 within two business days of its receipt or 10 business days after filing any amendment. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

*   *   *   *

Please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3340. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Sarah Rottman
Assistant Chief Accountant